HEALTH IN HARMONY INC.
11107-50th Avenue
Edmonton, Alberta,
Canada,
 T6H 0J1

March 3, 2011

Mr. Matthew Crispino
Attorney-Advisor
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, D. C. 20549-4628

Re:          Health in Harmony, Inc.
Registration Statement on Form S-1
Amendment No. 2
File Number 333-171546

Dear Mr. Crispino:

On March 3, 2011, Health in Harmony, Inc. (the “Company”) filed Form S-1/A Pre-Effective Amendment No. 2 to its Registration Statement on Form S-1 (the “Registration Statement”).

In connection therewith, pursuant to Rules 460 and 461 of the Securities Act of 1933, the Company hereby requests acceleration of the effective date of the Registration Statement to 9:00 a.m. EST on Tuesday, March 8, 2011.

With respect to our request for acceleration of the effectiveness of the Registration Statement, this letter acknowledges that:

•
should the U. S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter will confirm that the Company and its officers and directors are aware of their respective responsibilities under the Securities Act of 1933, as amended, and the Securities and Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

/s/ Tammy DuPerron

Tammy DuPerron
President